Exhibit 99

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2025

		(₹ in crore)
		Quarter ended			Year ended 31.03.2025
		30.06.2025	31.03.2025	30.06.2024
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	77470.20	77460.11	73033.14	300517.04
	a) Interest / discount on advances / bills	60192.64	60415.79	58714.88	238444.43
	b) Income on investments	15070.08	14427.17	12543.82	53319.69
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	670.17	601.12	472.89	2506.31
	d) Others	1537.31	2016.03	1301.55	6246.61
2	Other Income (Refer note 11 and 12)	21729.83	12027.88	10668.11	45632.28
3	Total Income (1)+(2)	99200.03	89487.99	83701.25	346149.32
4	Interest expended	46032.23	45394.31	43196.00	177846.95
5	Operating expenses (i)+(ii)	17433.84	17556.98	16620.61	68174.89
	i) Employees cost	6157.97	6115.94	5848.88	23900.53
	ii) Other operating expenses	11275.87	11441.04	10771.73	44274.36
6	Total Expenditure (4)+(5) (excluding provisions and contingencies)	63466.07	62951.29	59816.61	246021.84
7	Operating Profit before provisions and contingencies (3)-(6)	35733.96	26536.70	23884.64	100127.48
8	Provisions (other than tax) and Contingencies (Refer note 9)	14441.63	3193.05	2602.06	11649.42
9	Exceptional items	—	—	—	—
10	Profit from ordinary activities before tax (7)-(8)-(9)	21292.33	23343.65	21282.58	88478.06
11	Tax Expense (Refer note 13)	3137.12	5727.51	5107.83	21130.70
12	Net Profit from ordinary activities after tax (10)-(11)	18155.21	17616.14	16174.75	67347.36
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit for the period (12)-(13)	18155.21	17616.14	16174.75	67347.36
15	Paid up equity share capital (Face Value of ₹ 1/- each)	766.79	765.22	760.81	765.22
16	Reserves excluding revaluation reserves				496854.21
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	19.88%	19.55%	19.33%	19.55%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	23.71	23.03	21.28	88.29
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	23.58	22.93	21.19	87.90
	(iv) NPA Ratios:
	(a) Gross NPAs	37040.80	35222.64	33025.69	35222.64
	(b) Net NPAs	12275.99	11320.43	9508.44	11320.43
	(c) % of Gross NPAs to Gross Advances	1.40%	1.33%	1.33%	1.33%
	(d) % of Net NPAs to Net Advances	0.47%	0.43%	0.39%	0.43%
	(v) Return on assets (average) - not annualized	0.48%	0.48%	0.47%	1.91%
	(vi) Net worth	508803.89	488899.89	444793.21	488899.89
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—
	(ix) Debt Equity Ratio	0.61	0.74	1.02	0.74
	(x) Total Debts to Total Assets	12.90%	14.01%	16.80%	14.01%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Standalone Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in crore)
		Quarter ended			Year ended 31.03.2025
		30.06.2025	31.03.2025	30.06.2024
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	28283.34	16910.36	15320.59	62227.48
b)	Retail Banking:	75191.18	73391.30	68054.79	283434.79
	(i) Digital Banking*	2.49	2.40	1.70	8.59
	(ii) Non Digital Banking	75188.69	73388.90	68053.09	283426.20
c)	Wholesale Banking	44790.22	49637.35	47173.95	191964.51
d)	Other Banking Operations	8693.64	9573.11	7994.16	35449.05
e)	Unallocated	—	—	—	—
	Total	156958.38	149512.12	138543.49	573075.83
	Less: Inter Segment Revenue	57758.35	60024.13	54842.24	226926.51

	Income from Operations	99200.03	89487.99	83701.25	346149.32

2	Segment Results$
a)	Treasury	12776.86	1230.69	1706.33	4605.36
b)	Retail Banking:	3381.70	8148.74	5821.28	27309.11
	(i) Digital Banking*	(0.20)	0.02	(0.07)	0.04
	(ii) Non Digital Banking	3381.90	8148.72	5821.35	27309.07
c)	Wholesale Banking	3698.39	10406.43	10776.18	44543.96
d)	Other Banking Operations	2016.76	4143.85	3556.54	14363.75
e)	Unallocated	(581.38)	(586.06)	(577.75)	(2344.12)

	Total Profit Before Tax	21292.33	23343.65	21282.58	88478.06

3	Segment Assets
a)	Treasury	1024344.73	991874.12	796772.25	991874.12
b)	Retail Banking:	1528135.60	1533890.27	1432329.21	1533890.27
	(i) Digital Banking*	88.04	81.15	60.68	81.15
	(ii) Non Digital Banking	1528047.56	1533809.12	1432268.53	1533809.12
c)	Wholesale Banking	1269139.82	1247937.97	1210807.95	1247937.97
d)	Other Banking Operations	110854.88	112358.81	102452.02	112358.81
e)	Unallocated	21601.63	24137.77	24888.10	24137.77

	Total	3954076.66	3910198.94	3567249.53	3910198.94

4	Segment Liabilities$
a)	Treasury	84025.64	83340.18	65421.51	83340.18
b)	Retail Banking:	2322644.57	2312515.85	2066184.21	2312515.85
	(i) Digital Banking*	93.51	86.16	65.58	86.16
	(ii) Non Digital Banking	2322551.06	2312429.69	2066118.63	2312429.69
c)	Wholesale Banking	966071.31	956136.34	917628.00	956136.34
d)	Other Banking Operations	9253.99	8513.18	8040.78	8513.18
e)	Unallocated	49441.01	48268.77	51292.76	48268.77

	Total	3431436.52	3408774.32	3108567.26	3408774.32

5	Capital, Employees stock options outstanding and Reserves	522640.14	501424.62	458682.27	501424.62

6	Total (4)+(5)	3954076.66	3910198.94	3567249.53	3910198.94

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

$Segment Results and Liabilities for the period ended June 30, 2025 are after considering the impact of floating provisions in the respective segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Standalone Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.06.2025	As at 30.06.2024	As at 31.03.2025
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	766.79	760.81	765.22
Employees stock options outstanding	4043.72	3056.11	3805.19
Reserves and surplus	517829.63	454865.35	496854.21
Deposits	2764089.02	2379084.53	2714714.90
Borrowings	510056.21	599337.16	547930.90
Other liabilities and provisions	157291.29	130145.57	146128.52

Total	3954076.66	3567249.53	3910198.94

ASSETS
Cash and balances with Reserve Bank of India	142538.15	144716.50	144355.03
Balances with banks and money at call and short notice	60057.11	37147.05	95215.65
Investments	896663.53	708816.68	836359.68
Advances	2628434.20	2463520.82	2619608.61
Fixed assets	13784.70	12022.78	13655.40
Other assets	212598.97	201025.70	201004.57

Total	3954076.66	3567249.53	3910198.94

2

The above standalone financial results have been approved by the Board of Directors at its meeting held on July 19, 2025. The financial results for the quarter ended June 30, 2025 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The financial results for the quarter ended June 30, 2024 were reviewed by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2025. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

5

The figures for the quarter ended March 31, 2025 are the balancing figures between audited figures in respect of the financial year 2024-25 and the published year to date figures upto December 31, 2024.

6

The Board of Directors at its meeting held on July 19, 2025, declared a special interim dividend of ₹ 5.00 per equity share pre-bonus issuance. Effect of the dividend has been reckoned in determining capital funds in the computation of capital adequacy ratio as at June 30, 2025.

7

The Board of Directors at its meeting held on July 19, 2025, approved issuance of bonus shares, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 1 each for every 1 (One) fully paid-up equity share held as on the record date, subject to statutory and regulatory approvals as applicable as well as approval of shareholders of the Bank to be obtained by way of postal ballot.

8

During the quarter ended June 30, 2025, the Bank allotted 1,56,91,972 equity shares, pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

9	During the quarter ended June 30, 2025, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

10	Details of loans transferred / acquired during the quarter ended June 30, 2025 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i) Details of non-performing assets (NPAs) transferred:	₹ in crore except number of accounts

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	385	—	—
Aggregate principal outstanding of loans transferred	49.34	—	—
Weighted average residual tenor of the loans transferred (in years)	15.60	—	—
Net book value of loans transferred (at the time of transfer)	—	—	—
Aggregate consideration	34.83	—	—
Additional consideration realised in respect of accounts transferred in earlier years	6.55	—	—

Above excludes sale of written-off accounts.

The Bank has reversed the excess provision of ₹ 34.83 crore to Profit and Loss account on sale of the aforesaid loans.

(ii)	Details of loans not in default transferred through assignment / participation are given below:

Particulars	Value
Aggregate amount of loans transferred (₹ in crore)	3,274.83
Weighted average residual maturity (in years)	9.50
Weighted average holding period (in years)	3.09
Retention of beneficial economic interest	10%
Tangible security coverage	100%

The loans transferred are not rated as these are to non-corporate borrowers.

(iii)	Details of ratings of Security Receipts (SRs) outstanding as on June 30, 2025 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR4	India Ratings	25%- 50%	126.76
RR1	India Ratings	100%-150%	46.45
RR3	CRISIL	50% - 75%	20.20
RR1+	India Ratings	More than 150%	0.15
RR1+	ICRA	More than 150%	—
RR3	India Ratings	50% - 75%	36.22
Unrated			730.40
^			118.66
		Total	1,078.84

^ Investment made in the SRs are guaranteed by Government of India. Pursuant to regulatory norms, the ARC shall obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

(iv)	The Bank has not acquired any stressed loan and loan not in default.

11

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

12

On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10 each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. Consequently, the net gain to the Bank on sale of shares under the OFS is ₹ 9,128.40 crore (before tax and net of estimated IPO related expenses) during the quarter ended June 30, 2025. As a result of the sale of shares by the Bank and fresh allotment of shares by HDBFS under the IPO, the holding of the Bank in HDBFS stood at 74.19% as on June 30, 2025 (94.32% as on March 31, 2025).

13	Provision for tax during the quarter ended June 30, 2025 is net of write back of provision no longer required of ₹ 1,144.46 crore, pursuant to favourable orders received.

14	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

15	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: July 19, 2025	DIN-08614396

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022-6652 1000, Fax: 022-2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2025

		(₹ in crore)
		Quarter ended			Year ended 31.03.2025
		30.06.2025	31.03.2025	30.06.2024
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest earned (a)+(b)+(c)+(d)	87371.87	86779.34	81546.20	336367.43
	a) Interest / discount on advances / bills	64147.91	64006.90	61875.82	251953.60
	b) Income on investments	20817.17	19733.02	17474.07	73912.07
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	826.44	761.74	636.42	3172.52
	d) Others	1580.35	2277.68	1559.89	7329.24
2	Other income (a)+(b)	45683.10	33489.42	35450.29	134548.50
	a) Premium and other operating income from insurance business	16073.37	25635.74	14606.73	78589.17
	b) Others (Refer note 6 and 8)	29609.73	7853.68	20843.56	55959.33
3	Total income (1)+(2)	133054.97	120268.76	116996.49	470915.93
4	Interest expended	47708.51	46986.21	44579.50	183894.20
5	Operating expenses (i)+(ii)+(iii)	49183.00	43903.80	46546.53	176605.07
	i) Employees cost	8897.46	8809.68	8289.07	34135.75
	ii) Claims and benefits paid and other expenses pertaining to insurance business	28072.92	22543.14	26752.55	94437.39
	iii) Other operating expenses	12212.62	12550.98	11504.91	48031.93
6	Total expenditure (4)+(5) (excluding provisions and contingencies)	96891.51	90890.01	91126.03	360499.27
7	Operating profit before provisions and contingencies (3)-(6)	36163.46	29378.75	25870.46	110416.66
8	Provisions (other than tax) and contingencies (Refer note 9)	15313.63	3805.36	3143.09	14174.61
9	Exceptional items	—	—	—	—
10	Profit from ordinary activities before tax and minority interest (7)-(8)-(9)	20849.83	25573.39	22727.37	96242.05
11	Tax expense	3759.40	6288.82	5539.32	22801.88
12	Net profit from ordinary activities after tax and before minority interest (10)-(11)	17090.43	19284.57	17188.05	73440.17
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net profit for the period before minority interest (12)-(13)	17090.43	19284.57	17188.05	73440.17
15	Less: Minority interest	832.52	449.69	713.20	2647.92
16	Net profit for the period (14)-(15)	16257.91	18834.88	16474.85	70792.25
17	Paid up equity share capital (Face value of ₹ 1/- each)	766.79	765.22	760.81	765.22
18	Reserves excluding revaluation reserves				517218.98
19	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.23	24.62	21.67	92.81
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.12	24.52	21.59	92.39

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Group is as under:

		(₹ in crore)
		Quarter ended			Year ended 31.03.2025
		30.06.2025	31.03.2025	30.06.2024
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	26104.21	16910.36	15320.59	62227.48
b)	Retail Banking:	75191.18	73391.30	68054.79	283434.79
	(i) Digital Banking*	2.49	2.40	1.70	8.59
	(ii) Non Digital Banking	75188.69	73388.90	68053.09	283426.20
c)	Wholesale Banking	44790.22	49637.35	47173.95	191964.51
d)	Other Banking Operations	8693.64	9573.11	7994.16	35449.05
e)	Insurance Business**	31619.24	26408.60	29632.63	107630.27
f)	Others^	4414.83	4372.17	3662.61	17136.34
g)	Unallocated	—	—	—	—
	Total	190813.32	180292.89	171838.73	697842.44
	Less: Inter Segment Revenue	57758.35	60024.13	54842.24	226926.51

	Income from Operations	133054.97	120268.76	116996.49	470915.93

2	Segment Results***
a)	Treasury	10597.73	1230.69	1706.33	4605.36
b)	Retail Banking:	3381.70	8148.74	5821.28	27309.11
	(i) Digital Banking*	(0.20)	0.02	(0.07)	0.04
	(ii) Non Digital Banking	3381.90	8148.72	5821.35	27309.07
c)	Wholesale Banking	3698.39	10406.43	10776.18	44543.96
d)	Other Banking Operations	2016.76	4143.85	3556.54	14363.75
e)	Insurance Business**	1644.92	1871.17	1360.81	5953.61
f)	Others^	91.71	358.57	83.98	1810.38
g)	Unallocated	(581.38)	(586.06)	(577.75)	(2344.12)

	Total Profit Before Tax and Minority Interest	20849.83	25573.39	22727.37	96242.05

3	Segment Assets
a)	Treasury	1024344.73	991874.12	796772.25	991874.12
b)	Retail Banking:	1528135.60	1533890.27	1432329.21	1533890.27
	(i) Digital Banking*	88.04	81.15	60.68	81.15
	(ii) Non Digital Banking	1528047.56	1533809.12	1432268.53	1533809.12
c)	Wholesale Banking	1269139.82	1247937.97	1210807.95	1247937.97
d)	Other Banking Operations	110854.88	112358.81	102452.02	112358.81
e)	Insurance Business**	390123.07	372256.74	341114.28	372256.74
f)	Others^	111848.31	109961.74	98174.13	109961.74
g)	Unallocated	21601.63	24137.77	24888.10	24137.77

	Total	4456048.04	4392417.42	4006537.94	4392417.42

4	Segment Liabilities***
a)	Treasury	84025.64	83340.18	65421.51	83340.18
b)	Retail Banking:	2322644.57	2312515.85	2066184.21	2312515.85
	(i) Digital Banking*	93.51	86.16	65.58	86.16
	(ii) Non Digital Banking	2322551.06	2312429.69	2066118.63	2312429.69
c)	Wholesale Banking	966071.31	956136.34	917628.00	956136.34
d)	Other Banking Operations	9253.99	8513.18	8040.78	8513.18
e)	Insurance Business**	374712.75	358568.57	329394.05	358568.57
f)	Others^	86751.07	86926.10	78346.75	86926.10
g)	Unallocated	49441.01	48268.77	51292.76	48268.77

	Total	3892900.34	3854268.99	3516308.06	3854268.99

5	Capital, Employees stock options outstanding, Reserves and Minority Interest	563147.70	538148.43	490229.88	538148.43

6	Total (4)+(5)	4456048.04	4392417.42	4006537.94	4392417.42

* Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

** Includes the operations of HDFC Life Insurance Company Limited (consolidated) (“HDFC Life”) and HDFC ERGO General Insurance Company Limited (“HDFC Ergo”).

*** Segment Results and Liabilities for the period ended June 30, 2025 are after considering the impact of floating provisions in the respective segments.

^ Includes the operations of the consolidated entities of the Bank, not covered in any of the above segments.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in crore)
	As at 30.06.2025	As at 30.06.2024	As at 31.03.2025
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	766.79	760.81	765.22
Employees stock options outstanding	4043.72	3056.11	3805.19
Reserves and surplus	537823.51	472019.13	517218.98
Minority interest	20513.68	14393.83	16359.04
Deposits	2756487.50	2376845.66	2710898.23
Borrowings	599612.81	673354.23	634605.57
Other liabilities and provisions	198051.73	171096.04	188163.66
Policyholders’ funds	338748.30	295012.13	320601.53

Total	4456048.04	4006537.94	4392417.42

ASSETS
Cash and balances with Reserve Bank of India	142561.88	144747.07	144390.25
Balances with banks and money at call and short notice	72050.90	46361.08	105557.65
Investments	1265771.54	1030476.45	1186472.89
Advances	2735109.92	2557381.27	2724938.16
Fixed assets	15439.01	13293.51	15257.94
Other assets	225114.79	214278.56	215800.53

Total	4456048.04	4006537.94	4392417.42

2

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the “Group”) and HDB Employee Welfare Trust (“EWT”). These financial results have been approved by the Board of Directors at its meeting held on July 19, 2025. The financial results for the quarter ended June 30, 2025 have been subjected to a “Limited Review” by the joint statutory auditors of the Bank viz. Price Waterhouse LLP, Chartered Accountants and Batliboi & Purohit, Chartered Accountants. The financial results for the quarter ended June 30, 2024 were reviewed by the Bank’s joint statutory auditors - M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards specified under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“IRDAI”) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (“IRDAI Guidelines”) to the extent applicable for insurance entities and other accounting principles generally accepted in India and these financial results are in compliance with the presentation and disclosure requirements of the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by the SEBI from time to time.

4

The Group has applied significant accounting policies in the preparation of these consolidated financial results consistent with those followed in the annual consolidated financial statements for the year ended March 31, 2025. Any relevant circular / direction issued by the RBI and other regulator(s) is implemented prospectively when it becomes applicable, unless specifically required under that circular / direction.

5

The figures for the quarter ended March 31, 2025 are the balancing figures between audited figures in respect of the financial year 2024-25 and the published year to date figures upto December 31, 2024.

6

On June 25, 2025, the Bank’s subsidiary company, HDB Financial services Limited (“HDBFS”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to ₹ 2,500.00 crore and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to ₹ 10,000.00 crore. Under the OFS, the Bank divested 13,51,35,135 equity shares of ₹ 10 each of HDBFS at ₹ 740/- per share, for a consideration aggregating to ₹ 10,000.00 crore. In the Consolidated Financials, profit on sale of investment is considered as the difference between the sale consideration and the Bank’s share in the carrying amount of HDBFS’s net assets (to the extent of sale), as of the date of sale. Consequently, the net gain to the Bank in the Consolidated Financials, on sale of shares under the OFS is ₹ 6,949.27 crore (before tax and net of estimated IPO related expenses) during the quarter ended June 30, 2025.

As a result of the sale of shares by the Bank and fresh allotment of shares by HDBFS under the IPO, the holding of the Bank in HDBFS stood at 74.19% as on June 30, 2025 (94.32% as on March 31, 2025).

7

During the quarter ended June 30, 2025, the Bank allotted 1,56,91,972 equity shares pursuant to the exercise of options / units under the approved employee stock option schemes / employee stock incentive master scheme.

8

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, and recoveries from accounts previously written off.

9	During the quarter ended June 30, 2025, the Bank has made a floating provision of ₹ 9,000.00 crore in line with the Board approved policy.

10

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

11	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

12	₹ 10 million = ₹ 1 crore

Sashidhar Jagdishan
Place: Mumbai	Managing Director
Date: July 19, 2025	DIN-08614396

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2025

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2025, at its meeting held in Mumbai on Saturday, July 19, 2025. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2025

The Bank’s net revenue was ₹ 531.7 billion (including transaction gains of ₹ 91.3 billion from a partial divestment through an offer for sale in the recent IPO of its subsidiary HDB Financial Services Ltd.) for the quarter ended June 30, 2025 as against ₹ 405.1 billion for the quarter ended June 30, 2024.

Net interest income (interest earned less interest expended) for the quarter ended June 30, 2025 grew by 5.4% to ₹ 314.4 billion from ₹ 298.4 billion for the quarter ended June 30, 2024. Core net interest margin was at 3.35% on total assets, reflecting assets repricing faster than deposits, as against 3.46% for the prior quarter ended March 31, 2025.

Other income (non-interest revenue) for the quarter ended June 30, 2025 was ₹ 217.3 billion. The four components of other income for the quarter ended June 30, 2025 were fees & commissions of ₹ 75.9 billion (₹ 70.5 billion in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 16.3 billion (₹ 14.0 billion in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 101.1 billion, including transaction gains of ₹ 91.3 billion mentioned above (gain of ₹ 2.2 billion in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend of ₹ 24.0 billion (₹ 20.1 billion in the corresponding quarter of the previous year).

Operating expenses for the quarter ended June 30, 2025 were ₹ 174.3 billion, as against ₹ 166.2 billion during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter, excluding the transaction gains mentioned above was at 39.6%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

The Bank’s credit performance across all segments continues to remain steady, in a credit environment that remains benign. The Bank has considered this as an opportune stage to enhance its floating provisions, which are not specific to any portfolio, nor meant for any specific anticipated risks, but act as a countercyclical buffer for making the balance sheet more resilient. Accordingly, the Bank has made floating provisions of ₹ 90.0 billion, and additional contingent provisions of ₹ 17.0 billion during the quarter.

Provisions and contingencies for the quarter ended June 30, 2025 were ₹ 144.4 billion (including the floating provisions of ₹ 90.0 billion and additional contingent provisions of ₹ 17.0 billion mentioned above), as against ₹ 26.0 billion for the quarter ended June 30, 2024.

Profit before tax (PBT) for the quarter ended June 30, 2025 was at ₹ 212.9 billion. Profit after tax (PAT) for the quarter was at ₹ 181.6 billion, a growth of 12.2% over the quarter ended June 30, 2024.

Balance Sheet: As of June 30, 2025

Total balance sheet size as of June 30, 2025 was ₹ 39,541 billion as against ₹ 35,672 billion as of June 30, 2024.

The Bank’s average deposits were ₹ 26,576 billion for the June 2025 quarter, a growth of 16.4% over ₹ 22,831 billion for the June 2024 quarter, and 5.1% over ₹ 25,280 billion for the March 2025 quarter.

The Bank’s average CASA deposits were ₹ 8,604 billion for the June 2025 quarter, a growth of 6.1% over ₹ 8,106 billion for the June 2024 quarter, and 3.8% over ₹ 8,289 billion for the March 2025 quarter.

Total EOP Deposits were at ₹ 27,641 billion as of June 30, 2025, an increase of 16.2% over June 30, 2024. CASA deposits grew by 8.5% with savings account deposits at ₹ 6,390 billion and current account deposits at ₹ 2,980 billion. Time deposits were at ₹ 18,271 billion, an increase of 20.6% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 33.9% of total deposits as of June 30, 2025.

The Bank’s average advances under management, grossing up for transfers through inter-bank participation certificates, bills rediscounted and securitisation / assignment were ₹ 27,423 billion for the June 2025 quarter, a growth of 8.3% over ₹ 25,327 billion for the June 2024 quarter, and a growth of 1.7% over ₹ 26,955 billion for the March 2025 quarter.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Gross advances were at ₹ 26,532 billion as of June 30, 2025, an increase of 6.7% over June 30, 2024. Advances under management grew by 8.0% over June 30, 2024. Retail loans grew by 8.1%, small and mid-market enterprises loans grew by 17.1% and corporate and other wholesale loans grew by 1.7%. Overseas advances constituted 1.7% of total advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 19.9% as on June 30, 2025 (19.3% as on June 30, 2024) as against a regulatory requirement of 11.9%. Tier 1 CAR was at 17.8% and Common Equity Tier 1 Capital ratio was at 17.4% as of June 30, 2025. Risk-weighted Assets were at ₹ 27,158 billion.

DIVIDEND

The Board of Directors has declared a special interim dividend of ₹ 5 per equity share of ₹ 1, pre-bonus issuance.

BONUS

The Board of Directors have approved issuance of bonus shares in the proportion of 1:1, i.e. 1 bonus equity share of ₹ 1 each for every 1 fully paid-up equity share held as on the record date, subject to statutory and regulatory approvals as applicable, and approval of shareholders of the Bank to be obtained by way of postal ballot.

NETWORK

As of June 30, 2025, the Bank’s distribution network was at 9,499 branches and 21,251 ATMs across 4,153 cities / towns as against 8,851 branches and 21,163 ATMs across 4,081 cities / towns as of June 30, 2024. 51% of our branches are in semi-urban and rural areas. In addition, we have 15,322 business correspondents, which are primarily manned by Common Service Centres (CSC). The number of employees were at 2,18,822 as of June 30, 2025 (as against 2,13,069 as of June 30, 2024).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

ASSET QUALITY

Gross non-performing assets were at 1.40% of gross advances as on June 30, 2025 (1.14% excluding NPAs in the agricultural segment), as against 1.33% as on March 31, 2025 (1.13% excluding NPAs in the agricultural segment), and 1.33% as on June 30, 2024 (1.16% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.47% of net advances as on June 30, 2025.

KEY SUBSIDIARIES

Amongst the Bank’s key subsidiaries, HDFC Life Insurance Company Ltd and HDFC ERGO General Insurance Company Ltd prepare their financial results in accordance with Indian GAAP and other subsidiaries do so in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The financial numbers of the subsidiaries mentioned herein below are in accordance with the accounting standards used in their standalone reporting under the applicable GAAP.

HDB Financial Services Ltd (HDBFSL), is a non-deposit taking NBFC in which the Bank holds a 74.2% stake. For the quarter ended June 30, 2025, HDBFSL’s net revenue was at ₹ 27.3 billion. Profit after tax for the quarter ended June 30, 2025 was ₹ 5.7 billion compared to ₹ 5.8 billion for the quarter ended June 30, 2024. The total loan book was ₹ 1,093 billion as on June 30, 2025. Stage 3 loans were at 2.56% of gross loans. Total CAR was at 20.2% with Tier-I CAR at 15.7%.

HDFC Life Insurance Company Ltd (HDFC Life), in which the Bank holds a 50.3% stake, is a leading life insurance solutions provider. Profit after tax for the quarter ended June 30, 2025 was ₹ 5.5 billion compared to ₹ 4.8 billion for the quarter ended June 30, 2024, a growth of 14.4%.

HDFC ERGO General Insurance Company Ltd (HDFC ERGO), in which the Bank holds a 50.3% stake, offers a range of general insurance products. Profit after tax for the quarter ended June 30, 2025 was ₹ 2.1 billion compared to ₹ 1.3 billion for the quarter ended June 30, 2024, a growth of 56.4%.

HDFC Asset Management Company Ltd (HDFC AMC), in which the Bank holds a 52.4% stake, is the Investment Manager to HDFC Mutual Fund, and offers a comprehensive suite of savings and investment products. For the quarter ended June 30, 2025, HDFC AMC’s Quarterly Average Assets Under Management were approximately ₹ 8,286 billion. Profit after tax for the quarter ended June 30, 2025 was ₹ 7.5 billion compared to ₹ 6.0 billion for the quarter ended June 30, 2024, a growth of 23.8%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Securities Ltd (HSL), in which the Bank holds a 94.4% stake, is amongst the leading broking firms. For the quarter ended June 30, 2025, HSL’s total revenue was ₹ 7.3 billion. Profit after tax for the quarter ended June 30, 2025 was ₹ 2.3 billion, as against ₹ 2.9 billion for the quarter ended June 30, 2024.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue was ₹ 853.5 billion for the quarter ended June 30, 2025. The consolidated profit after tax for the quarter ended June 30, 2025 was ₹ 162.6 billion.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize all of the anticipated benefits of the Transaction, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: geopolitical tensions between India and Pakistan, which have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025, and have already impacted major treaties and diplomatic relations, with lingering risk of sudden escalation in military conflict between India and Pakistan; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; the geopolitical conflict between Israel and Hamas, and the escalation in conflict between Israel and Iran, including U.S. intervention, which have complicated the geopolitical landscape; military armament or social unrest in any part of India; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; regional or general changes in asset valuations; and uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com